

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2008

Mr. Edward C. Dillon
President
Pricester.com, Inc.
5555 Hollywood Blvd., Suite 303
Hollywood, FL 33021

> **Re: Pricester.com, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007 Filed April 18, 2008**
> **File No. 333-118993**

Dear Mr. Dillon:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief